Acquire Skills and Knowledge Education Inc.
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2020	For the Period June 11, 2019 (Inception) to December 31, 2019
Revenue	$ -	$ -
Expenses:		
Stock-based compensation	-	6,900
Organization costs	-	3,151
Development cost	4,186	
Prepaid stock issuance	892	
Office expense	484	-
General and Administrative expenses	326	-
Interest expense	72	-
Tax and licences	600	-
Total expenses	6,561	10,051
Net loss	$ (6,561)	$ (10,051)